Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

June 30, 2010

Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549

Re:	China Ceramics Co., Ltd. Amendment No 1 to Form F-1 Filed March 15, 2010 File No.: 333-164784

Dear Ms. Long:

On behalf of our client, China Ceramics Co. Ltd. (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s Amended Registration Statement on Form F-1/A (the “Registration Statement”). The Company is also furnishing the Commission’s staff (the “Staff”) with four marked courtesy copies of the Registration Statement. The Registration Statement responds to the comments set forth in the Staff’s letter dated June 21, 2010 (the “Staff’s Letter”).

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Registration Statement.

General

1.
We note your response to comment one in our letter dated March 29, 2010. Please provide us with a detailed calculation of the number of shares that you are registering for resale on this registration statement compared to the number of outstanding shares held by non-affiliates. In doing so, please show us how you calculate the number of outstanding shares held by non-affiliates (i.e., your public float).

As disclosed in the Registration Statement, as of June 24, 2010, the Company had 10,164,298 ordinary shares issued and outstanding.  Of such amount 5,850,579, or 57.6%, is owned by affiliates and 4,313,719, or 42.4%, is owned by non-affiliates.  The Company considers the following persons its affiliates: (i) its officers and directors, and (ii) Mr. Wong Kung Tok.  Other than Mr. Wong, there are three other persons that beneficially own more than 10% of the Company’s ordinary shares: James D. Dunning, Jr. (beneficial ownership of 12.3%, 2/3 of which is made up of shares underlying warrants); Dorset Management Corporation (beneficial ownership of 13.3%), and Surmount Investments Group Limited (beneficial ownership of 10.6%) (the “10% Shareholders”).

Pamela A. Long June 30, 2010 Page 2

Although shareholdings of 10% is the standard generally used to determine whether a shareholder is an affiliate, the actual determination of affiliate status is based on a facts and circumstances analysis.  For example, pursuant to Section 10A-3(e) of the Securities Exchange Act Rules, although shareholdings of 10% are deemed not to create a control relationship, it is specifically stated that shareholdings of greater than 10% do not create a presumption of affiliate status.

The Company does not consider the 10% Shareholders to be affiliates for the following reasons:

•	Neither they nor any of their respective affiliates are officers or directors of the Company;

•	None of the 10% Shareholders are affiliated with each other;

•	None of the 10% Shareholders or their respective affiliates receive non-public information from the Company; and

•	Wong Kung Tok owns 52.9% of the Company’s outstanding ordinary shares, which minimizes the influence that the 10% Shareholders can exert on the Company, even collectively.

Therefore, the Company is registering 6,500,000 shares for resale, as opposed to a public float of 4,313,719, or approximately 1.5 times the public float.  This compares favorably to the situation in Securities Act Compliance and Disclosure Interpretation 612.12 where a single holder selling a 73% block of a company’s stock was permitted.  Assuming that the remaining 27% of the shares in the company  in the interpretation was public float, the ratio there would have been approximately 2.7 times that company’s public float.

2.
We note your new disclosure beneath the fee table indicating that this registration statement “also constitutes post-effective amendment no. 1 on Form F-I to registration statement 333-161557.” With regard to this new disclosure, please address the following comments:

•
Please supplementally advise us of your basis for filing a post-effective amendment to what appears to be an already complete offering. In this regard, we note that the registration statement on Form F-4 (Reg. No. 333¬161557) covering the offering became effective on November 11, 2009 and that, based on disclosure in your public filings, on November 20, 2009 you completed the business combination transaction to which the registered offering related. All of the securities issued in that transaction appear to have been covered by the aforementioned registration statement on Form F-4.

Pamela A. Long June 30, 2010 Page 3

•
If you retain the new post-effective amendment disclosure, please revise your disclosure to clarify that you are seeking to register the primary offering of the shares underlying the warrants covered by the Form F-4 (333-161557).

•
If you retain the new post-effective amendment disclosure, please revise the note to your fee table to correctly indicate that the registration statement under file number 333-161557 was on Form F-4, not Form F-1.

•
If you retain the new post-effective amendment disclosure, please clarify how you calculated the number of shares underlying warrants to be covered by the post-effective amendment. In this regard, we note that the Form F-4 (333-161557) related to, in part, 15,550,000 shares underlying warrants.

Please note that we may have additional comments based on your response.

Although the registration statement on Form F-4 was declared effective and the related business combination closed in November 2009, the shares underlying the warrants were not issued on closing and 14,553,949 warrants remain outstanding as of the date of this letter.  Therefore, the Company is in a continuous offering relating to the shares underlying the warrants.  See, for example, Securities Act Sections Compliance and Disclosure Interpretation 239.05, which requires there to be a current and effective prospectus available to exercise warrants.

Although Form F-4 (like Form S-4), does not have a box on the cover to signify a continuous offering, Rule 415(a)(1)(viii) provides that securities issued in connection with a business combination transaction may be offered on a continuous basis, and the undertakings required by Item 512(a)(4) of Regulation S-K require financial statement updates to a Form F-4 in the event of a delayed or continuous offering.  Therefore, Form F-4 is available to register continuous offerings.

Securities Act Forms Compliance and Disclosure Interpretation Question 125.02 provides that a Form S-4 (and also, presumably a Form F-4) could be amended by post-effective amendment on a different form for offerings to which that was relevant, which is what the Company is doing in the offering to which the Registration Statement relates.

Based on the foregoing, the Company believes it is appropriate for it to amend the registration statement on Form F-4 on a post-effective basis.

Pamela A. Long June 30, 2010 Page 4

With respect to the second bullet point, changes in response to the Staff’s comments have been made to the cover page of the Registration Statement, the cover page of the Prospectus, and page 17.

With respect to the third bullet point, changes have been made to the cover page of the Registration Statement.

With respect to the fourth bullet point, the Company is only registering the issuance of 14,553,949 shares underlying warrants because the Company repurchased 996,051 warrants in May 2010.  The repurchase was disclosed, for example, on page 4 of the Registration Statement.  This information has been added to the note on the cover page of the Registration Statement.

Item 8. Exhibits, page II-3

3.	Please file updated opinions of counsel to reflect the changes that you have made to the proposed offering.

The revised opinion of Loeb & Loeb has been filed and a form of opinion for Harney Westwood & Riegels has been filed.

4.
Please revise your exhibit index to provide a reference to Exhibit 24.1 as it appears that your registration statement has been signed on behalf of persons pursuant to powers of attorney. See Item 601(b)(24) of Regulation S-K.

The disclosure has been revised in accordance with the Staff’s comments.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Very truly yours,

/s/ Giovanni Caruso

Giovanni Caruso
Partner